Kenneth J. Rollins (858) 550-6136 krollins@cooley.com	VIA EDGAR

November 13, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Jeffrey P. Riedler, Assistant Director

Re:	Xencor, Inc. Registration Statement on Form S-1 (File No. 333-191689) Filed October 11, 2013

Dear Mr. Riedler:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Xencor, Inc. (the “Company”), is Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2013 (the “Registration Statement”).

The Amendment is being submitted to adjust the number of shares of the Company’s Common Stock to be offered by the Company in the offering and the anticipated initial public offering price.

In addition, the Amendment is being submitted in response to verbal comments received from the staff of the Commission (the “Staff”) on November 13, 2013 pursuant to which the Staff requested additional disclosure relating to the timing of Investigational New Drug applications filed or expected to be filed by the Company in connection with XmAb5871 and XmAb5574/MOR208. In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 97 of the Amendment, as requested.

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The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and the Amendment as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Amendment or this response letter to me at (858) 550-6136.  Thank you.

Sincerely,

Cooley LLP

/s/ Kenneth J. Rollins, Esq.
Kenneth J. Rollins, Esq.

cc:                                Bassil I. Dahiyat, Ph.D., Xencor, Inc.

Thomas A. Coll, Esq., Cooley LLP